UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of the Securities Exchange Act of 1934

Date of Report: May 21, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Vereador João Alves Praes, No. 95-A

Olhos D´Água, Minas Gerais, Brazil, 39398-000

(Address of principal executive offices, including zip code)

Marc Fogassa

Rua Vereador João Alves Praes, No. 95-A

Olhos D’Água, Minas Gerais, Brazil, 39398-000

Telephone:+55-31-3956-1109

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F

☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock, par value $0.001 per share

(Title of Class)

Item 4.01. Changes in Registrant’s Certifying Accountant.

Appointment of Pipara & Co LLP (“Pipara”) as Independent Registered Public Accountant

On May 18, 2024, the Board of Directors of Jupiter Gold Corporation (the “Company”) unanimously approved the engagement of Pipara as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The engagement letter with Pipara was signed on May 21, 2024.

During the two most recent fiscal years and in the subsequent interim period through May 21, 2024, neither the Company nor anyone on its behalf has consulted with Pipara with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Pipara concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K; or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER GOLD CORPORATION

Dated: May 28, 2024	By:	/s/ Marc Fogassa
	Name:	Marc Fogassa
	Title:	Chief Executive Officer